UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2009

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CPFL ENERGIA S.A.
Publicly-Held Company
Corporate Taxpayers’ ID. (CNPJ) 02.429.144/0001-93
Corporate Registry ID. (NIRE) 35.300.186.133

RELEVANT FACT

In compliance with Article 157, Paragraph 4 of Law 6,404/76 and the Securities and Exchange Commission of Brazil – CVM Instruction no. 358/2002, CPFL ENERGIA S.A. informs that, on December 2, 2009, it received the following Relevant Fact from 521 Participações S.A., which is reproduced below:

“Pursuant to CVM Instruction 358/2002, 521 Participações S.A. (“Company”), with its registered offices at Rua Senador Dantas, 105, 37th floor, in the city and state of Rio de Janeiro, notifies the market and its shareholders, further to the Relevant Facts published by the Company on August 21 and 24 and August 31 2009 with respect to the decision of Caixa de Previdência dos Funcionários do Banco do Brasil ("Previ") to restructure its corporate investments as a means of reducing administrative and financial costs arising from its indirect investments, and which consisted in the transfer of the Company’s total shareholding participation in CPFL Energia S.A. ("CPFL") to the shareholders of the Company, that the said operation was duly concluded. Consequently, on November 23 2009, following the expiry of the 60 (sixty) day statutory period, pursuant to Article 174 of Law 6.404/76 for the manifestation of dissenting creditors, the minutes of the Company’s Extraordinary General Meeting, held on August 28 2009, in which it was resolved to reduce the Company’s capital pursuant to the Relevant Fact published on August 31 2009 and Notice to Shareholders published on October 28 2009, were filed with the Rio de Janeiro State Commercial Registry Office. With the transfer, BB Carteira Livre I – Fundo de Investimento em Ações now holds 31.09613% of CPFL Energia S.A.’s capital stock.”

São Paulo, December 3, 2009.

José Antonio de Almeida Filippo
Chief Financial and Investors Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 3, 2009

CPFL ENERGIA S.A.

By:	/S/ JOSÉ ANTONIO DE ALMEIDA FILIPPO
Name: Title:	José Antonio de Almeida Filippo Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.